SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Penn Virginia Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707882106
(CUSIP Number)

December 31, 2013
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 4 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707882106	13G/A	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 79,663 shares of Common Stock 5,004,177 shares of Common Stock issuable upon conversion of 300,250 shares of 6.00% Series A Convertible Preferred Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,663 shares of Common Stock 5,004,177 shares of Common Stock issuable upon conversion of 300,250 shares of 6.00% Series A Convertible Preferred Stock
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,663 shares of Common Stock

5,004,177 shares of Common Stock issuable upon conversion of 300,250 shares of 6.00% Series A Convertible Preferred Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 707882106	13G/A	Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G originally filed on February 7, 2013 (as amended, the “Schedule 13G”), with respect to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Penn Virginia Corporation, a Virginia corporation (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b) 2(c), 4(a) and 4(b) in their entirety as set forth below.

Item 2a).	NAME OF PERSON FILING:
Item 2b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2c).	CITIZENSHIP:

This statement is filed by:

Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

The foregoing is hereinafter sometimes referred to as the "Reporting Person."

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of December 31, 2013, Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC, STAR L.P. (a statistical arbitrage strategy) and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (collectively, the "Highbridge Funds"), may be deemed to be the beneficial owner of the 79,663 shares of Common Stock and the 5,004,177 shares of Common Stock issuable upon conversion of 300,250 shares of 6.00% Series A Convertible Preferred Stock (the "Preferred Stock") held by the Highbridge Funds.

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 65,292,520 shares of Common Stock issued and outstanding as of October 25, 2013, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on October 30, 2013. Therefore, as of December 31, 2013, based on the Company's outstanding shares of Common Stock and assuming the conversion of the Preferred Stock, Highbridge Capital Management, LLC may be deemed to beneficially own approximately 7.2% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Common Stock held by the Highbridge Funds.

CUSIP No. 707882106	13G/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2014

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director